SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934



                     December 2, 2002 File Number: 0-31384



                         BELL CANADA INTERNATIONAL INC.
                 (Translation of Registrant's name into English)


   1000, rue de La Gauchetiere Ouest, Bureau 1100, Montreal, Quebec H3B 4Y8,
                     (Address of principal executive office)


Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


           Form 20-F ________                 Form 40-F ____X_____


Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


           Yes ________                       No  ___X____


If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______.


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NEWS RELEASE

                        UPDATE ON BCI PLAN OF ARRANGEMENT


MONTREAL (CANADA) December 2, 2002 - Bell Canada International Inc. ("BCI") announced today that the Ontario Superior Court of Justice (the "Court") approved a Claims Identification Process for BCI at a hearing held this morning in Toronto.

At the hearing, the Court also ruled on certain procedural steps with respect to the class action lawsuit filed by certain former holders of BCI's 6.75% convertible unsecured subordinated debentures. In accordance with an agreement reached between the parties to this lawsuit, the Court has ordered that this lawsuit be certified as a class action within the meaning of applicable legislation. The certification order does not constitute a decision on the merits of the class action, and BCI continues to be of the view that the allegations contained in the lawsuit are without merit and intends to vigorously defend its position. As part of the agreement among the parties, the plaintiffs in the class action have abandoned their claim for punitive damages (the statement of claim originating the lawsuit sought CDN$30 million in punitive damages). The plaintiffs have also agreed to the dismissal of the class action as against BMO Nesbitt Burns, Inc., one of the original defendants in the proceeding.

The Claims Identification Process establishes a procedure by which all claims against BCI will be identified within a specified period. This period will begin following the Court's decision with respect to the certification as a class action of the lawsuit filed by Mr. Wilfred Shaw, a BCI shareholder, which certification decision is expected in the first quarter of 2003. BCI intends to contest the certification of Mr. Shaw's action.

Following the period for the identification of claims, it is expected that the Court, upon the advice of Ernst & Young Inc., the Monitor under BCI's Plan of Arrangement, will make further orders with respect to the timing, determination and resolution of the identified claims.

In connection with the Plan of Arrangement, Ernst & Young from time to time files Monitor's Reports with the Court containing financial and other information regarding BCI. Such reports are public documents and copies may be obtained at the offices of the Ontario Superior Court of Justice (Commercial
List). The court file number is 02-CL-4553. A copying charge will be payable to the court office. BCI may also post on its website, WWW.BCI.CA, certain relevant documents with respect to the Plan of Arrangement, such as Monitor's Reports or Court Orders.

BCI is operating under a court supervised Plan of Arrangement to dispose of its remaining assets, settle all claims against the company and make a final distribution to stakeholders. BCI is a subsidiary of BCE Inc., Canada's largest communications company. BCI is listed on the Toronto Stock Exchange under the symbol BI and on the NASDAQ National Market under the symbol BCICF. Visit our Web site at WWW.BCI.CA.

This news release may contain or refer to other communications that may contain certain forward-looking statements that reflect the current views and/or expectations of management with respect to performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance, or achievements, and may contain words like "believe", "anticipate", "expect", "envisages", "will likely result", or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

FOR FURTHER INFORMATION PLEASE CONTACT: Bell Canada International Inc.,
Howard Hendrick, Executive Vice-President, Finance and Chief Financial Officer
(514) 392-2260, howard.hendrick@ bci.ca.

                             -----------------------

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    BELL CANADA INTERNATIONAL INC.


Date: December 2, 2002              [Signed:  Graham E. Bagnall]
                                    -------------------------------------
                                    Name:  Graham E. Bagnall
                                    Title: Vice-President and Comptroller